210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

 FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Collaborators Present Reovirus Research
at Replicating Oncolytic Virus Meeting

CALGARY, AB, --- March 23, 2009 –Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY)
announced results of two preclinical studies that were presented at the Fifth International Meeting on Replicating Oncolytic Virus Therapeutics.  The meeting was held in Banff, Alberta from March 18th to 22nd, 2009.

Professor Hardev Pandha of the University of Surrey County Hospital, U.K., delivered a poster presentation entitled “Combination of Oncolytic Reovirus and Rapamycin in a B16.F10 Mouse Melanoma Model.”  In this study, the investigators examined the in vitro and in vivo oncolytic activity of reovirus against the mouse melanoma cell line B16.F10 in combination with the mTOR inhibitor rapamycin.  The investigators concluded that in vitro synergy between rapamycin and reovirus is only seen when rapamycin is administered after reovirus, and that simultaneous administration of rapamycin and reovirus decreases apoptotic cell death and viral replication.  However, unlike the in vitro observations, the combination of rapamycin and reovirus is synergistic in vivo.  Further sequencing is being assessed to enhance this effect.

Professor Alan Melcher of St. James’s University Hospital in Leeds, U.K., delivered an oral presentation entitled “Immune-Mediated Anti-Tumor Activity of Reovirus is Independent of Direct Viral Oncolysis and Replication.”  The investigators concluded that the immune response is critical to reovirus tumor therapy and is of direct translational relevance to fulfilling the potential of this novel anti-cancer agent.

The poster presentation will be available on the Oncolytics website today.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy.  For further information about Oncolytics, please visit www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the materials presented at this meeting with respect to REOLYSIN®, the Company’s expectations related to the results of trials investigating delivery of REOLYSIN®, and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	The Equicom Group Nick Hurst 325, 300 5th Ave. SW Calgary, Alberta T2P 3C4 Tel: 403.538.4845 Fax: 403.237.6916 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com